VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 12, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary Meeting to be held at 3:00 p.m., local time, on November 14, 2025 (the "Annual Meeting"). The Annual Meeting will be held at our office at 3/F, 8 Wyndham Street, Central, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders Proxy Card - Magic Empire Global Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTORS IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

PROPOSAL 1: By a resolution of members, to approve the re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Chi Wai Siu, Ms. Ka Lee Lam and Ms. Jessica Hung, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified;

1a. Mr. Wai Ho Chan	☐ FOR	☐ AGAINST	☐ ABSTAIN
1b. Mr. Sze Hon Johnson Chen	☐ FOR	☐ AGAINST	☐ ABSTAIN
1c. Mr. Chi Wai Siu	☐ FOR	☐ AGAINST	☐ ABSTAIN
1d. Ms. Ka Lee Lam	☐ FOR	☐ AGAINST	☐ ABSTAIN
1e. Ms. Jessica Hung	☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 2: By a resolution of members, to ratify the appointment of Marcum Asia CPAs LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

MAGIC EMPIRE GLOBAL LIMITED
Annual Meeting of Shareholders
on November 14, 2025 at 3:00 P.M., Hong Kong Time
(November 14, 2025, at 2:00 A.M., Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sze Hon Johnson Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Magic Empire Global Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If no designation is made, the proxy, when properly executed, will be voted "FOR" all director nominees in Proposal 1 and "FOR" Proposal 2.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Magic Empire Global Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

(Please indicate your vote and sign on reverse side)